Pricing Term Sheet	Free Writing Prospectus
dated as of December 8, 2022	Filed pursuant to Rule 433
Relating to the
Preliminary Prospectus Supplements each dated December 8, 2022 to the
Prospectus dated December 5, 2022
Registration No. 333-268666

Chart Industries, Inc.

Concurrent Offerings of

5,923,670 Shares of Common Stock, par value $0.01 per Share (the “Common Stock”)

(the “Common Stock Offering”)

and

7,000,000 Depositary Shares (the “Depositary Shares”)

Each Representing a 1/20th Interest in a Share of

6.75% Series B Mandatory Convertible Preferred Stock

(the “Depositary Shares Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and the Depositary Shares Offering and should be read together with (i) the preliminary prospectus supplement dated December 8, 2022 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement dated December 8, 2022 relating to the Depositary Shares Offering (the “Depositary Shares Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and (iii) the related base prospectus dated December 5, 2022, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration No. 333-268666. Neither the Common Stock Offering nor the Depositary Shares Offering is contingent on the successful completion of the other offering. Terms not defined in this pricing term sheet have the meanings given to such terms in the Common Stock Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as applicable. All references to dollar amounts are references to U.S. dollars. Chart Industries, Inc. has increased the size of the Common Stock Offering to approximately $700,000,000 (or approximately $805,000,000 if the underwriters in the Common Stock Offering exercise their option to purchase additional shares in full) and the size of the Depositary Shares Offering to 7,000,000 Depositary Shares (or 8,050,000 Depositary Shares if the underwriters in the Depositary Shares Offering exercise their over-allotment option in full). The final prospectus supplements relating to the Common Stock Offering and the Depositary Shares Offering will reflect conforming changes relating to such increases in the size of the offerings.

Issuer:	Chart Industries, Inc.

Ticker / Exchange for the Common Stock:	GTLS / New York Stock Exchange (“NYSE”)

Trade Date:	December 9, 2022.

Settlement Date:	December 13, 2022.

Use of Proceeds:	The Issuer expects that the net proceeds from the Common Stock Offering will be approximately $675.5 million (or approximately $776.8 million if the underwriters of the Common Stock Offering exercise their option to purchase additional shares in full), and the Issuer expects that the net proceeds from the Depositary Shares Offering will be approximately $337.8 million (or approximately $388.4 million if the underwriters of the Depositary Shares Offering exercise their over-allotment option in full), in each case after deducting the applicable underwriting discount and before estimated offering expenses. The

Issuer intends to use the proceeds from the Common Stock Offering and the Depositary Shares Offering to fund the Acquisition by increasing the minimum Cash Consideration and reducing the amount of Series A Preferred Stock to be issued to the Primary Seller under the Purchase Agreement in connection with the Acquisition. The Issuer will use any remaining Series A Preferred Stock issuable under the Purchase Agreement, together with proceeds from the notes offering and borrowings under the term loan facility (each as defined in the Common Stock Preliminary Prospectus Supplement and the Depositary Shares Preliminary Prospectus Supplement), to fund the remaining consideration for the Acquisition and to pay fees and expenses in connection with the Transactions, including the payment of certain of Howden’s debt at the closing of the Acquisition. The Issuer has elected not to exercise its option to satisfy its obligations under the Purchase Agreement to issue Series A Preferred Stock to the Primary Seller by instead delivering shares of Common Stock to the Primary Seller.

On December 8, 2022, the Issuer priced its previously announced offering of $1,460,000,000 aggregate principal amount of 7.500% senior secured notes due 2030 at an issue price of 98.661% and $510,000,000 aggregate principal amount of 9.500% unsecured notes due 2031 at an issue price of 97.949%. The notes offering is expected to close on December 22, 2022, subject to customary closing conditions.

The closing of the Common Stock Offering and the closing of the Depositary Shares Offering are not contingent upon each other and are not contingent upon the closing of the notes offering, the term loan facility or the Acquisition. If the Acquisition is not consummated for any reason, the Issuer intends to use all of the proceeds from the Common Stock Offering and the Depositary Shares Offering for normal working capital needs, repayment of indebtedness, capital expenditures, acquisitions and investments. See “Use of Proceeds” in the Common Stock Preliminary Prospectus Supplement and the Depositary Shares Preliminary Prospectus Supplement.

Common Stock Offering

Common Stock Offered:	5,923,670 shares of Common Stock

Option for Underwriters to Purchase Additional Shares of Common Stock:	888,550 additional shares of Common Stock

NYSE Last Reported Sale Price of the Common Stock on December 8, 2022:	$118.17 per share

CUSIP / ISIN:	16115Q308 / US16115Q3083

Book-Running Managers:	Morgan Stanley & Co. LLC J.P. Morgan Securities LLC BofA Securities, Inc. Evercore Group L.L.C.

Co-Managers:

Stifel, Nicolaus & Company, Incorporated

BTIG, LLC

Craig-Hallum Capital Group LLC

Johnson Rice & Company L.L.C.

Lake Street Capital Markets LLC

Seaport Global Securities LLC

Tuohy Brothers Investment Research, Inc.

Depositary Shares Offering

Depositary Shares Offered:	7,000,000 Depositary Shares, each of which represents a 1/20th interest in a share of the Issuer’s 6.75% Series B Mandatory Convertible Preferred Stock (the “Mandatory Convertible Preferred Stock”). At settlement of the Depositary Shares Offering, the Issuer will issue 350,000 shares of Mandatory Convertible Preferred Stock, subject to the underwriters’ over-allotment option.

Option for Underwriters to Purchase Additional Depositary Shares:	1,050,000 additional Depositary Shares (corresponding to 52,500 additional shares of the Mandatory Convertible Preferred Stock), solely to cover over-allotments.

Dividends:

6.75% of the liquidation preference of $1,000 per share of the Mandatory Convertible Preferred Stock per year. Dividends will accumulate from the Settlement Date and, to the extent that the Issuer is legally permitted to pay dividends and its board of directors, or an authorized committee thereof, declares a dividend payable with respect to the Mandatory Convertible Preferred Stock, the Issuer will pay such dividends in cash or, subject to certain limitations, by delivery of shares of Common Stock or through any combination of cash and shares of Common Stock, as determined by the Issuer’s board of directors in its sole discretion; provided that any unpaid dividends will continue to accumulate.

The expected dividend payable on the first Dividend Payment Date is approximately $17.25 per share of Mandatory Convertible Preferred Stock (equivalent to approximately $0.8625 per Depositary Share). Each subsequent dividend is expected to be $16.875 per share of Mandatory Convertible Preferred Stock (equivalent to $0.84375 per Depositary Share).

Dividend Record Dates:	The March 1, June 1, September 1 and December 1 immediately preceding the relevant Dividend Payment Date.

Dividend Payment Dates:	March 15, June 15, September 15 and December 15 of each year, commencing on, and including, March 15, 2023 and ending on, and including, December 15, 2025.

Mandatory Conversion Date:	The second business day immediately following the last trading day of the 20 consecutive trading day period beginning on, and including, the 21st scheduled trading day immediately preceding December 15, 2025.

Initial Price:	Equal to $1,000, divided by the Maximum Conversion Rate, rounded to the nearest $0.0001, which initially is $118.1754.

Threshold Appreciation Price:	Equal to $1,000, divided by the Minimum Conversion Rate, rounded to the nearest $0.0001, which initially is $141.8037 and represents a premium of approximately 20% over the Initial Price.

Floor Price:	$41.36 (approximately 35% of the Initial Price), subject to adjustment as described in the Depositary Shares Preliminary Prospectus Supplement.

Conversion Rate per Share of Mandatory Convertible Preferred Stock:

The conversion rate for each share of Mandatory Convertible Preferred Stock will not be more than 8.4620 shares of Common Stock and not less than 7.0520 shares of Common Stock (respectively, the “Maximum Conversion Rate” and “Minimum Conversion Rate”), depending on the applicable market value (as defined in the Depositary Shares Preliminary Prospectus Supplement) of the Common Stock, as described below and subject to certain anti-dilution adjustments. Correspondingly, the conversion rate per Depositary Share will be not more than 0.4231 shares of Common Stock and not less than 0.3526 shares of Common Stock.

The following table illustrates the conversion rate per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments described in the Depositary Shares Preliminary Prospectus Supplement, based on the applicable market value of the Common Stock:

Applicable Market Value of
the Common Stock

Greater than the Threshold Appreciation Price

Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price

Less than the Initial Price

Conversion Rate per Share

of Mandatory Convertible

Preferred Stock

7.0520 shares of Common Stock

Between 7.0520 and 8.4620 shares of Common Stock, determined by dividing $1,000 by the applicable market value

8.4620 shares of Common Stock

The following table illustrates the conversion rate per Depositary Share, subject to certain anti-dilution adjustments described in the Depositary Shares Preliminary Prospectus Supplement, based on the applicable market value of the Common Stock:

Applicable Market Value of
the Common Stock

Greater than the Threshold Appreciation Price

Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price

Less than the Initial Price

Conversion Rate per

Depositary Share

0.3526 shares of Common Stock

Between 0.3526 and 0.4231 shares of Common Stock, determined by dividing $50 by the applicable market value

0.4231 shares of Common Stock

Optional Conversion:	Other than during a fundamental change conversion period (as defined in the Depositary Shares Preliminary Prospectus Supplement), at any time prior to December 15, 2025, a holder of Mandatory Convertible Preferred Stock may elect to convert such holder’s shares of Mandatory Convertible Preferred Stock, in whole or in part, at the Minimum Conversion Rate of 7.0520 shares of Common Stock per share of Mandatory Convertible Preferred Stock (equivalent to 0.3526 shares of Common Stock per Depositary Share), subject to adjustment as described in the Depositary Shares Preliminary Prospectus Supplement. Because each Depositary Share represents a 1/20th fractional interest in a share of Mandatory Convertible Preferred Stock, a holder of Depositary Shares may convert its Depositary Shares only in lots of 20 Depositary Shares.

Fundamental Change:

If a fundamental change (as defined in the Depositary Shares Preliminary Prospectus Supplement) occurs on or prior to December 15, 2025, holders of the Mandatory Convertible Preferred Stock will have the right to convert their shares of Mandatory Convertible Preferred Stock, in whole or in part, into shares of Common Stock at the fundamental change conversion rate (as defined in the Depositary Shares Preliminary Prospectus Supplement) during the period beginning on, and including, the effective date (as defined in the Depositary Shares Preliminary Prospectus Supplement) of such fundamental change and ending on, and including, the earlier of (a) the date that is 20 calendar days after such effective date (or, if later, the date that is 20 calendar days after holders receive notice of such fundamental change) and (b) December 15, 2025. For the avoidance of doubt, the period described in the immediately preceding sentence may not end on a date that is later than December 15, 2025.

The following table sets forth the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock based on the effective date of the fundamental change and the stock price (as defined in the Depositary Shares Preliminary Prospectus Supplement) in the fundamental change:

Effective Date	Stock Price
	$60.00	$70.00	$80.00	$90.00	$100.00	$118.18	$130.00	$141.80	$160.00	$170.00	$180.00	$190.00	$200.00	$210.00	$220.00
December 13, 2022	7.6820	7.5860	7.5060	7.4380	7.3800	7.2980	7.2560	7.2220	7.1780	7.1580	7.1420	7.1260	7.1140	7.1020	7.0920
December 15, 2023	7.8940	7.7800	7.6800	7.5920	7.5140	7.4020	7.3440	7.2960	7.2360	7.2080	7.1860	7.1660	7.1480	7.1340	7.1200
December 15, 2024	8.1960	8.0780	7.9560	7.8380	7.7260	7.5540	7.4620	7.3840	7.2920	7.2500	7.2160	7.1880	7.1640	7.1440	7.1260
December 15, 2025	8.4620	8.4620	8.4620	8.4620	8.4620	8.4620	7.6920	7.0520	7.0520	7.0520	7.0520	7.0520	7.0520	7.0520	7.0520

The exact stock price and effective date may not be set forth on the table, in which case:

•   if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be determined by straight-line interpolation between the fundamental change conversion rates per share of Mandatory Convertible Preferred Stock set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day or 366-day year, as applicable;

•   if the stock price is in excess of $220.00 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Depositary Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be the Minimum Conversion Rate; and

•   if the stock price is less than $60.00 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Depositary Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be the Maximum Conversion Rate.

The following table sets forth the fundamental change conversion rate per Depositary Share based on the effective date of the fundamental change and the stock price in the fundamental change:

Effective Date	Stock Price
	$60.00	$70.00	$80.00	$90.00	$100.00	$118.18	$130.00	$141.80	$160.00	$170.00	$180.00	$190.00	$200.00	$210.00	$220.00
December 13, 2022	0.3841	0.3793	0.3753	0.3719	0.3690	0.3649	0.3628	0.3611	0.3589	0.3579	0.3571	0.3563	0.3557	0.3551	0.3546
December 15, 2023	0.3947	0.3890	0.3840	0.3796	0.3757	0.3701	0.3672	0.3648	0.3618	0.3604	0.3593	0.3583	0.3574	0.3567	0.3560
December 15, 2024	0.4098	0.4039	0.3978	0.3919	0.3863	0.3777	0.3731	0.3692	0.3646	0.3625	0.3608	0.3594	0.3582	0.3572	0.3563
December 15, 2025	0.4231	0.4231	0.4231	0.4231	0.4231	0.4231	0.3846	0.3526	0.3526	0.3526	0.3526	0.3526	0.3526	0.3526	0.3526

The exact stock price and effective date may not be set forth on the table, in which case:

•   if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the fundamental change conversion rate per Depositary Share will be determined by straight-line interpolation between the fundamental change conversion rates per Depositary Share set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day or 366-day year, as applicable;

•   if the stock price is in excess of $220.00 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Depositary Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per Depositary Share will be the Minimum Conversion Rate, divided by 20; and

•   if the stock price is less than $60.00 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Depositary Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per Depositary Share will be the Maximum Conversion Rate, divided by 20.

Because each Depositary Share represents a 1/20th fractional interest in a share of Mandatory Convertible Preferred Stock, a holder of Depositary Shares may convert its Depositary Shares upon the occurrence of a fundamental change only in lots of 20 Depositary Shares.

Discount Rate for Purposes of Fundamental Change Dividend Make-Whole Amount:	The discount rate for purposes of determining the fundamental change dividend make-whole amount (as defined in the Depositary Shares Preliminary Prospectus Supplement) is 10.4% per annum.

Listing:	The Issuer intends to apply to list the Depositary Shares on the New York Stock Exchange under the symbol “GTLS.PRB.” No assurance can be given that the Depositary Shares will be listed or that any such application for listing will be approved.

CUSIP / ISIN for the Depositary Shares:	16115Q 407 / US16115Q4073

CUSIP / ISIN for the Mandatory Convertible Preferred Stock:	16115Q 506 / US16115Q5062

Book-Running Managers:	Morgan Stanley & Co. LLC J.P. Morgan Securities LLC BofA Securities, Inc. Evercore Group L.L.C.

Co-Managers:

Stifel, Nicolaus & Company, Incorporated

BTIG, LLC

Craig-Hallum Capital Group LLC

Johnson Rice & Company L.L.C.

Lake Street Capital Markets LLC

Seaport Global Securities LLC

Tuohy Brothers Investment Research, Inc.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplements for the offerings) with the U.S. Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the Common Stock Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as the case may be, the related base prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Common Stock Offering and the Depositary Shares Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014 or by phone: 1-866-718-1649.

This communication should be read in conjunction with the Common Stock Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as the case may be, and the related base prospectus. The information in this communication supersedes the information in the Common Stock Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as the case may be, and the related base prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the related base prospectus.

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